02002994

Irkutsk Joint-Stock Company of
Energetics and Electrification
3 Sukhe-Bator Street
Irkutsk, 664000
Russia

Иркутское открытое акционерное общество
энергетики и электрификации
ОАО "Иркутскэнерго"
664000, г. Иркутск, ул. Сухэ Батора, 3
Телеграфный: 231151 "ФАЗА"
Тел.: 217300, факс: (395-2) 217899

22.11.2001 ОКУ – 11088

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Exemption No.: 82-4458 (12g3-2(b))

Dear Sir or Madam: JSC Irkutskenergo

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g-3(b)(1)(iii), please find enclosed JSC «Irkutskenergo» financial reports and financial results for the 9 months of 2001.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050 which was declared effective by the SEC on May 5, 1996.

Sincerely,

General director
of JSC "Irkutskenergo" Vladimir V. Kolmogorov

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL REPORT
for the 9 months of 2001 (in thousands of Rubles)

Balance Sheet, for the 9 months of 2001
(in thousands of Rubles)

ASSETS	January, 1 2001	September, 30 2001
Intangible Assets	9267	2285
Property, Plants & Equipment	17986629	17420164
Capital investments in progress	1794452	2117149
Long-Term Investments	743152	514402
Inventories	531149	1173797
Value-added tax	108069	174622
Accounts Receivable	5592422	5534605
Short-Term Investments	1132275	9047
Cash	29168	33343
TOTAL ASSETS	27926583	26979414
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	15670235	15544722
Reserve funds	1191702	1191702
Target Financial Flows	9907	37043
Retained Earnings	1618128	2081273
Long-Term Debt	699251	0
Short-Term Debt	1152851	696644
Accounts Payable	2773139	2452487
Consumption funds	31461	92874
Future terms incomes	6659	26665
Reserve of forthcoming expenditures and payments	6442	89196
TOTAL LIABILITIES	27926583	26979414

First Deputy General director on finance and economic of JSC «Irkutskenergo»  **Mihail Y. Slobodin**

Chief accountant of JSC «Irkutskenergo»  **Gennadiy M. Tolstykh**

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL RESULTS
for the 9 moths of 2001
(in thousands of Rubles)

INDEX	**the 9 months of 2001 in thousands of Rubles**
1. Income before taxes	1318043
2. Profit utilization:	
Profit tax	(631783)

First Deputy General director on finance and economic of JSC «Irkutskenergo»  **Mihail Y. Slobodin**

Chief accountant of JSC «Irkutskenergo»  **Gennadiy M. Tolstykh**